

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 1, 2021

Stephen LeClair
Chief Executive Officer
Core & Main, Inc.
1830 Craig Park Court
St. Louis, Missouri 63146

> **Re: Core & Main, Inc.**
> **Amendment 1 to Registration Statement on Form S-1**
> **Filed June 14, 2021**
> **File No. 333-256382**

Dear Mr. LeClair:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 8, 2021 letter.

Amendment 1 to Registration Statement on Form S-1 filed June 14, 2021

Unaudited Pro Forma Consolidated Financial Information
Unaudited Pro Forma Consolidated Statement of Operations for the Fiscal Year Ended January 31, 2021, page 95

1. Please tell us how adjustment (8) to accumulated deficit has been reflected in your pro forma statement of operations. Refer to Rule 11-02(a)(6)(i)(B) of Regulation S-X.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Financial Measures, page 117

2. We are still reviewing your response to comment 3 and may have additional comments.

Stephen LeClair
Core & Main, Inc.
July 1, 2021
Page 2

<u>Core & Main Holdings, LP Consolidated Financial Statements, page F-5</u>

3.   We are still reviewing your response to comment 7 and may have additional comments.

      You may contact Patrick Kuhn at (202) 551-3308 or Rufus Decker at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Katherine Bagley at (202) 551-2545 or Dietrich King at (202) 551-8071 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Peter J. Loughran, Esq.